DeHeng Chen Chan, LLC

225 Broadway, Suite 1910

New York, NY 10007

Tel: (212) 608-6500

Fax: (212) 608-9050

Sender’s e-mail: wpaul@dcclaw.com

December 11, 2006

Michael McTiernan, Esq.

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Elite Information Co., Ltd. (the “Company”),

Post-Effective Amendment No. 2 to Form SB-2

Filed October 13, 2006

SEC File No. 333-100803(“Form SB-2”)

Dear Mr. McTiernan:

On behalf of the Company, we are responding to your letter dated December 4, 2006 (the “Comment Letter”) to Xiaomin Chen with respect to the above referenced filing. Set forth below are the points raised in the Comment Letter and the response of the Company to the Staff’s Comment Letter. In responding to the Comment Letter, we have referred to the heading and comment number in the Comment Letter. We have also made revisions in a post-effective amendment number 3 to the registration statement on Form SB-2 (the “Amended Registration Statement”) in response to the Comment Letter.

General

1.	Please confirm your understanding that until this post-effective amendment is declared effective, offers and sales under this registration statement should be suspended.

Response: We confirm that the Company and the selling stockholders are aware and understand that offers and sales under the registration statement are, and will continued to be, suspended until this post-effective amendment is declared effective.

Michael McTiernan, Esq.

December 11, 2006

2.	Please respond to our comments dated November 24, 2004.

Response: The Company’s responses to the Staff’s November 24, 2004 comment letter are set forth below. For your convenience, we have also included the text of the Staff’s comments from the November 24th comment letter.

Comment 1: We note your disclosure regarding the privately negotiated acquisition of Relocat411.com, Inc. common stock by Jandah Management Limited, Glory Way Holdings, Limited and Good Business Technology Limited representing 98% of the issued and outstanding shares. Please provide us with a supplemental letter containing a detailed analysis identifying the exemption relied upon for these private offers and sales of securities. Further, please state the facts relied upon to make the claim exemption from registration available.

Response: Jandah Management Limited, Glory Way Holdings, Limited and Good Business Technology Limited (collectively, the “Purchasers”) relied on the exemption available for a private sale of restricted securities effected in a manner similar to a private placement of securities by an issuer under Section 4(2) of the Securities Act, often referred to as the Section 4(1-1/2) Exemption, with respect to their purchase of shares from the existing stockholders of Relocate411.com, Inc. (the “Private Sale”). The Private Sale to the Purchasers has satisfied established criteria for exempt transactions under both Sections 4(1) and 4(2) of the Securities Act.

The Private Sale was not a further step by the sellers in the original sales of securities by Relocate411.com, Inc. (“Relocate”). The shares of Relocate common stock sold in the Private Sale had, prior thereto, come to rest in the hands of the sellers. Of the 10,976,000 shares of Relocate common stock the Purchasers acquired in the Private Sale, 9,726,000 shares had been held by the sellers for over three years. The remaining 1,250,000 shares acquired by the Purchasers had been issued at least 18 months prior to the Private Sale and such shares were registered for resale under an effective registration statement (SEC File No. 333-100803). The sellers in the Private Sale, therefore, did not act as statutory underwriters (and were not the issuer or a broker). The Private Sale was a transaction by a person other than the issuer, an underwriter or a broker (as exempt under Section 4(1)).

The Private Sale was also conducted in a manner “not involving a public offering,” because the (i) Private Sale was made to sophisticated investors, (ii) Purchasers acquired the shares for investment purposes and not with the view for resale, and (iii) the Purchasers had access to the kinds of information that a registration statement would contain. Additionally the Purchasers acquired the shares of Relocate common stock without any public advertisement or other general solicitation.

The Purchasers qualified as accredited investors (as such term is defined in Rule 501 of Regulation D) because the stockholders of the Purchasers are individuals who are sophisticated investors that qualify as accredited investors as defined under Rule 501(a)(5) and (6) of Regulation D.

Michael McTiernan, Esq.

December 11, 2006

Further, the Purchasers acquired the shares in the Private Sale for investment purposes, and not with a view to resell. The Purchasers made representations in the purchase agreements that they were acquiring the shares for investment purposes and not with a view to resell. The Purchasers have also demonstrated their investment intent in by the fact that to date of this letter the Purchasers have not sold any of the shares acquired in the Private Sale (even though they could have sold such shares under Rule 144, in a private sale or otherwise).

Comment 2: In connection with these private acquisitions, please provide us with a detailed analysis as to how these offers and sales complied with the tender offer rules.

The Private Sale was a privately negotiated transaction, which the Company believes was not a tender offer subject to regulation under the Williams Act (Section 14(d) of the Securities Exchange Act), and the rules promulgated pursuant thereto. The Company’s belief is based on the analysis of the Private Sale using the eight-factor test that the SEC has espoused to determine if a transaction is a tender offer regulated by the Williams Act.

The eight-factor test for the indicia of a tender offer addresses the following factors:

1)	Active and widespread solicitation of public stockholders;
2)	Solicitation made for a substantial percentage of the issuers’ stock;
3)	Offer to purchase at a premium over the prevailing market price;
4)	Terms of the offer are firm rather than negotiable;
5)	Offer contingent on the tender of a fixed number of shares;
6)	Offer open only a limited period of time;
7)	Offeree subjected to pressure to sell;
8)	Publicity about the purchasing program.

As noted in our analysis below, other than the significant number of shares acquired (factor 2), the offer and sales involved in the Private Sale had none of the other factors in the SEC’s eight-factor test. Consequently, in the Company’s view, the Private Sale did not constitute a tender offer within the meaning of the Williams Act.

1)            Active and widespread solicitation of public stockholders. Although the Company directly solicited the three largest stockholders of Relocate (the “Principal Stockholders”) for the purchase of their shares, the solicitation of the other 37 stockholders was conducted indirectly through the Principal Stockholders. The Principal Stockholders presented the terms of the deal to some of other stockholders of Relocate,

Michael McTiernan, Esq.

December 11, 2006

many of whom had a prior relationship with one or more of the Principal Stockholders, and such other stockholders agreed to those terms and sold their shares. Generally, such indirect solicitation has not been considered active solicitation (E.g., Weeden v. Continental Health Affiliates, Inc., 713 F. Supp. 396 (N.D. Ga. 1989) (letter to issuer’s board to negotiate business combination not solicitation of stockholders); and Energy Ventures, Inc. v. Appalachian Co., 587 F. Supp. 734 D. Del. 1984) (solicitation of trustee not same as solicitation of trust beneficiaries as owner of security)).

Consequently, The Purchasers engaged in solicitation of public stockholders of Relocate that was widespread but not active.

2)            Solicitation made for a substantial percentage of the issuers’ stock. The Company did solicit, in privately negotiated transactions, a substantial percentage (98%) of Relocate’s outstanding shares of common stock.

3)            Offer to purchase at a premium over the prevailing market price. At the time of the Private Sale, there was no market for the shares of common stock of Relocate and the stock was not quoted on the OTC Bulletin Board. The purchase price paid for the 9,276,000 shares acquired from the Principal Stockholders was at price per share that was at fair market value – the price reached as a result of arms-length negotiations between the Company and the Principal Stockholders. The purchase price paid for the other 1,250,000 shares acquired by the Purchasers in the Private Sale was fixed at $0.025 per share by the original subscription agreements under which such stockholders (except for Anslow & Jaclin, LLP) acquired their shares from Relocate. Those subscription agreements provided that the shares acquired thereunder could only be sold at $0.025 per shares until the shares of Relocate were quoted on the OTC Bulletin Board.

Based on the foregoing, the Purchasers made an offer to purchase shares of Relocate common stock that was either (i) fair market value (resulting from an arms-length negotiation) or (ii) fixed by a contractual obligation to which the sellers were bound.

4)            Terms of the offer are firm rather than negotiable. Other than the terms set forth in the original subscription agreements of certain Relocate stockholders, the terms of the Company’s offer were subject to arms-length negotiations with the Relocate stockholders, which negotiations took several months to complete.

5)            Offer contingent on the tender of a fixed number of shares. The Company did not have a fixed number of shares that it wanted to acquire. However, the Company delayed the closing of the Private Sale with the Principal Stockholders in order to acquire as many of the remaining shares of Relocate common stock as possible. Although the closing with the Principal Stockholders was conditioned upon the closing with the other Relocate stockholders, the Purchasers did not make their entire acquisition contingent on a fixed number of shares.

6)            Offer open only a limited period of time. The Company did not place any time restrictions on its negotiations with the Principal Stockholders or the offers to the other stockholders of Relocate. The Purchaser’s negotiations with the Relocate stockholders lasted well in excess of 20 days.

Michael McTiernan, Esq.

December 11, 2006

7)            Offeree subjected to pressure to sell. The stockholders of Relocate were not subject to pressure to sell by the Purchasers, because they were given ample time (as noted in factors 5 and 6 above) to consider the offer from the Purchasers and given time to ask questions of the Purchasers regarding the offer. The Relocate stockholders were also free to try and sell their shares to third parties.

8)            Publicity about the purchasing program. There was no publicity of any kind regarding the Private Sale, either prior to or accompanying the closing of such transaction.

The Company believes its analysis above is consistent with the established view of the tender offer rules, which are “designed to ensure that security holders have appropriate information about the terms of the offer and sufficient time to consider such information in deciding whether to tender, sell in the market, or hold their position.” (SEC Release No. 34-24296 (April 3, 1987) (52 F.R. 11458)). As the Company’s analysis above indicates, the sellers in the Private Sale were not forced into making hurried, uninformed investment decisions.

Additionally, there is a significant body of case law in which privately negotiated transactions were held not to be tender offers (Energy Ventures, Inc. v. Appalachian Co. (1984 CCH Para. 91,556 (D. Del 1984); Stromfeld v. Great Atlantic & Pac. Tea Co., Inc., 484 F. Supp. 1264 (S.D.N.Y. 1980), aff’d, 646 F.2d 563 (2d Cir. 1980); and Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985)).

3.            Please update your financial statements in accordance with Article 3 of Regulation S-X.

Response: The Company has added to the Amended Registration Statement its unaudited financial statements, including the notes thereto, for the quarter ended August 31, 2006. In addition, the Company updated financial information on pages 5-6 and 12-13 of the Amended Registration Statement.

4.            Please disclose the natural person(s) that control the voting and dispositive power of Good Business Technology Limited on page 22.

Response: On page 19 of the Amended Registration Statement, the Company has provided the name of the natural person who controls the voting and dispositive power of the Company’s common shares held by Good Business Technology Limited.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement. Please note that we are also submitting via courier two (2) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Michael McTiernan, Esq.

December 11, 2006

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.

Sincerely,

/s/ Welsey Paul, Esq.
Wesley Paul, Esq.

cc:    Li Kin Shing

Xiaomin Chen, Esq.